Avricore Health Inc.

(former VANC Pharmaceuticals Inc.)

Management’s Discussion & Analysis

For the 3 and 9 months ended

September 30, 2018

This Management Discussion and Analysis (“MD&A”) of Avricore Health Inc. (former VANC Pharmaceuticals Inc.) (“AVRICORE”, the “Company”, “we”, “us” or “our”) for the 3 and 9 months ended September 30, 2018 and as is on November 29, 2018. This MD&A should be read in conjunction with the un-audited financial statements of the Company for the 3 and 9 months ended September 30, 2018 and the related notes thereto.

Our financial statements are prepared in accordance International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” and the non-GAAP performance measures that are subject to risk factors set out in a cautionary note contained herein.

All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information about Avricore Health Inc. (former VANC Pharmaceuticals Inc.) can be found on the SEDAR website (www.sedar.com) and on the Company’s website (www.vancpharm.com).

Forward Looking Statements

This MD&A contains or incorporates forward-looking statements within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in cost and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Avricore’s expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, influencing factors, risks and uncertainties are referred to in the body of this MD&A, in the press release announcing the Company’s financial results for the 3 and 9 months ended September 30, 2018 and for the fiscal year ended December 31, 2017 in Avricore’s annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Avricore does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

Overview

Avricore Health Inc., formerly VANC Pharmaceuticals Inc., continued to build on the initiatives started in the previous quarter to reimagine its business model. A strategic shift to becoming a key partner to community pharmacists by offering innovative, value added products and services was implemented.  Avricore embarked on a process to retrench, streamline and consolidate its business and business operations.

The Company continues to build on the success of core BTC (behind the counter) and OTC (over the counter) high margin products. The pharmaceutical side of Avricore still provides the bulk of sales and sustains operations but the product range has been streamlined to focus on a few high margin OTC and BTC products such as Hemafer and Cortivera H. Avricore continues to expand sales of Hemafer increasing both the geographic scope and volume of sales.

Avricore is focused on expanding and further deploying its HealthTab and Corozon Platforms in line with ongoing changes in the community pharmacy sector of the healthcare industry. Community pharmacy is expected to focus increasingly on cognitive services with attendant point of care testing as well as medical cannabis in the future. These offer the pharmacy new ways to generate revenue as their margins are being reduced by changes in generic drug reimbursement with the Pan-Canadian Select Molecule Price Initiative for Generic Drugs that has come into effect on the 1st April 2018.

HealthTab, as one of the new core business divisions of the company, has been engaged in pilot programs across the county to optimize its offering. Pharmacist and patient feedback has been gathered from these programs to support a broader launch into several pharmacy chains. A comprehensive marketing and sales program is being developed to support both pharmacists and patients based on the pilot programs and the feedback gathered.

Avricore commissioned external consultants to initiate an audit of its business operations and to implement best practice solutions to its regulatory, marketing and sales initiatives. As a first step, the company is implementing a comprehensive sales reporting and benchmarking program to support marketing and sales activities. Furthermore, Avricore has appointed Philippe Ugnat as a Strategic Advisor to help drive the corporate growth and strengthen the Company’s presence in the Province of Ontario and Québec.

Management has laid the foundations and positioned the company to capitalize on the changing community pharmacy environment. Over the next several months Avricore will embark on, and announce, several initiatives that will increase sales of its core businesses including OTC products and point of care testing.

HealthTab Point of Care Tests

•Pharmacies continue to face revenue pressure as a result of decreased educational rebates to their generic drug business. As a result, pharmacy owners are actively looking for innovative, value-added services like HealthTab to help their businesses evolve beyond the traditional dispensing model.

•Since being acquired by Avricore Health Inc. (former VANC Pharmaceuticals Inc.), HealthTab has been working to streamline operations and reduce the time and costs associated with new deployments.

•Key developments in the third quarter included the following:

oLaunched additional HealthTab pharmacy locations in Ontario.

oEngaged 7 new pharmacy partner locations in Ontario with a major chain in the GTA with plans to launch in Q4.

oLaunches so far have brought a marked increase in service billables, with one location in the GTA showing an increase over 30% YoY.

•Continued to negotiate new PoC service integrations to expand the HealthTab testing menu.

Corozon Platform

•Subsequent to the acquisition of Corozon Platform by Avricore, integration of the Platform into ongoing programs continues, driving direct engagement with pharmacies through the online tools available on the Platform.

•Strategic partnerships and pilot programs continued to build awareness, validation and uptake of the Platform.

•Becton Dickinson (BD) Veritor devices, related supplies and relevant training materials are available on the Platform and BD is directing customers to the Platform to access these materials and supplies.

•Discussions continue with one of Canada’s largest distributors and wholesalers is committed to move forward with forging a partnership with Avricore to utilize the Platform as an important part of its Continuing Medical Education program for Canada and potentially the US. This has huge potential for the future development of the Platform.

•A new sub-branding capability of the Corozon Platform has been launched, allowing tighter integration with partners going forward.

•The Corozon Hardware module has been replaced by the new Corozon Store ecommerce module to allow for the introduction of new product lines. The Company plans to launch sales of an endocannabinoid-supporting product line in the near future.

Non-Prescription and Generic Products

INSTI HIV-1/HIV-2 Rapid Antibody Test

•Avricore continues to explore partnerships to expand the reach of this initiative.

•Successfully deployed sales detail aid materials, including all necessary forms and counseling information on the Corozon Platform.

•Additional sales detail aid materials were created based on feedback and learnings so far.

Endocannabinoid-Supporting Product Line

•Avricore Health’s partner, Emerald Health Therapeutics has filed for approval of its endocannabinoid-supporting product line with Health Canada Natural and Non-prescription Health Products Directorate (NNHPD).

•Once Emerald Health Therapeutics receives approval, the endocannabinoid-supporting product line will be made available for sale on the Corozon Platform shortly thereafter.

Hema-Fer

•New physician samples and updated marketing materials to medical clinics continued to be distributed.

•Sales of Hema-Fer through the Amazon store continue to be consistent. New marketing initiatives have been explored and will be launched shortly to drive traffic.

•Hema-Fer has been listed by a significant pharmacy partner in Atlantic Canada, which will drive sales in the next quarter.

•Avricore continues to have discussions with pharmacy partners to expand the scope of listings to position Hema-Fer as the brand name heme iron supplement of choice.

CortiVera

•Avricore Health has previously made the decision not to move forward with further manufacturing of CortiVera 0.5% cream, CortiVera 0.5% ointment and CortiVera Plus 1% ointment. In line with this earlier decision, existing inventory was rolled out but no further production was initiated.

•The Company has decided to focus on sales of Cortivera-H and CortiVera Plus 1% cream due to stronger sales of these products.

SennAce

•Avricore Health has previously made the decision not to move forward with further manufacturing of this product. In line with this earlier decision, existing inventory was rolled out but no further production was initiated.

Generic Prescription Products

•Avricore continued the process of winding down its generic portfolio, moving all DINs to Dormant status with Health Canada, and working with regulatory consultants to ensure compliance with Health Canada until such a point when we can completely exit the market.

•The Company is in discussions to explore opportunities that can potentially expedite its exit from this market to reduce ongoing regulatory costs.

RESULTS OF OPERATIONS – THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018

Revenue

The gross revenue was $500,612 for the nine months ended September 30, 2018 (2017: $1,355,774). Net sales were $311,924 for the nine months ended September 30, 2018 (2017: $425,177) after deducting the cost of customer marketing and promotional incentives of $188,688 (2017: $930,597) for the nine months ended September 30, 2018.

The gross revenue was $30,737 for the quarter ended September 30, 2018 compared to $523,088 in the same quarter last year, and the net sales were $(2,957) for the quarter compared to $124,442 in the same quarter last year.

The decrease in gross revenues for the nine and three months ended September 30, 2018 is in part due to transition the Company is going through during the period.

The Company’s generic products portfolio forms about 58% of the gross revenue. Intense competition in this segment leads to lower margins. Currently we are selling to pharmacy chains and independent pharmacies. The Company is reviewing generic portfolio to market high margin products and at the same time striving to improve margins with our vendors.

The Company’s sale of higher margin OTC products is showing better acceptance within the medical community. Company’s OTC products are listed in the largest distributor in Canada. There has been a positive trend in the sale of OTC product from quarter to quarter.

Manufacturing

The Company does not have its own manufacturing facilities and currently relies, and expects to continue to rely, on the third-party manufacturers of the product. The Company has various agreements in place to manufacturer its OTC products.

Other Operating Expenses

Management improved the disclosure on expense classification to monitor separate activities cost. Selling and Marketing expenses include all expenses related to sales personnel, selling and marketing, and distribution costs. Product registration and development includes all expenses related to acquiring new drugs, scientific consulting, regulatory fees and regulatory personnel. General and administrative cost includes expenses associated with running the day-to-day operations of the business.

Product Registration and Development Expenses

Product Registration and Development cost consists of the product registration, in-licensing, renewal of licenses, other regulatory fees and regulatory personal salaries and consulting fees for the total of $70,398 (2017: $71,628) and $218,230(2017: $170,499) for the three and nine months ended September 30, 2018 respectively. We currently have one full-time regulatory personnel and one senior regulatory consultant doing the product filings process with Health Canada and other regulatory agencies to support the increased level of OTC and generic product lines.

Sales and Marketing Expenses

Sales and marketing expenses in the amount of $191,874 (2017: $176,378) and $544,777 (2017: $523,482) for the three and nine months ended September 30, 2018 respectively. Which consist of sales personnel payroll cost of $132,244 for the nine months ended September 30, 2018 (2017: $259,863); marketing and advertising costs in relation with the promotion of generics and OTC products to the market in amount of $321,055 for the nine months ended September 30, 2018 (2017: $120,304), logistics and distribution cost of $90,495 for the nine months ended September 30, 2018 (2017: $78,313) and sales force travel and customer relations expenses of $983 for the nine months ended September 30, 2018 (2017: $65,002).

The efficiencies in the Selling and Marketing expense compared to prior periods is due to restructuring and further optimization of the Sales Force department. The Company provides free samples of OTC products as a part of market awareness strategy. The Company is providing professional use only samples of the OTC products to medical doctors as part of our market awareness strategy. The total cost of the free samples is in the amount of $2,917 for the nine months ended September 30, 2018 (2017: $14,245) was reported as part of marketing and advertising expense.

General and administrative expenses

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
			$	$
Management and consulting fees	139,156	60,000	365,951	143,900
Payroll	459	13,865	30,534	62,278
Office maintenance	25,675	40,466	56,497	59,024
Travel	4,468	9,044	29,077	18,529
Insurance	(135)	-	13,431	24,663
Rent	12,740	12,315	37,597	36,729
Seminar and conferences	-	-	15,082	-
Filing and registration fees	23,591	16,183	64,067	51,425
Bank service charges	962	894	2,734	1,833
Foreign exchange	(149)	-	(307)	-
	206,767	152,767	614,663	398,381

The increase in management and consulting fees in 2018 compared to 2017 was mainly due to hiring consultants for the HealthTab division acquired at the end of December 2017.

The increase in seminar and conferences and travel in 2018 compared to 2017 was mainly due to the Company attending various events and conferences to increase the Company’s brand awareness, showcase its products and services offered, secure interest in HealthTab deployments and generate negotiations with pharmacy networks.

The increase in legal, audit and accounting fees in 2018 compared to 2017 was mainly due to legal services related to the acquisition of the Corozon Platform and Emerald distribution rights.

The increase in amortization in 2018 compared to 2017 was mainly due to the amortization of the Corozon Platform and intangible assets related to the acquisition of HealthTab and Emerald distribution rights.

The level of general and administrative expenses did not fluctuate significantly in comparison to the previous periods. All the General and Administrative expenses are in line with the normal course of business operations.

Share-based compensation

Share-based compensation of $333,601 were recognized during the nine months ended September 30, 2018 (2017: $177,493) for stock options vested during the current period. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year.

Inventory Write Down provision

Inventories are stated at net realizable value. The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to Other Expense. During the three and nine months ended September 30, 2018, the Company experienced total write-downs and write-offs of $61,755 (2017: $56,359) and $159,078 (2017: $447,017), respectively.

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2017. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

Quarter Ended	Sep 2018	Jun 2018	Mar 2018	Dec 2017	Sept 2017	Jun 2017	Mar 2017	Dec 2016	Sept 2016
	$	$	$	$	$	$	$	$	$
Gross revenue	30,737	160,087	309,788	261,309	523,088	645,078	187,608	437,625	639,472
Net sales	(2,957)	159,789	155,092	112,537	124,442	180,249	120,486	11,295	399,311
Gross profit	(97,651)	112,111	97,929	51,300	78,334	46,738	70,471	(124,446)	178,857
Other operating expenses	639,730	740,676	532,509	613,189	570,502	406,434	336,069	519,493	393,471
Write-down of inventories	61,755	74,868	22,455	298,260	56,359	51,138	340,220	291,794	-
Share-based compensation	9,300	97,369	226,932	133,896	51,460	9,059	116,974	67,351	99,567

Net Loss	682,799	800,802	683,967	994,045	599,987	419,893	722,792	1,003,083	314,181
Loss/Share	(0.02)	(0.03)	(0.02)	(0.04)	(0.03)	(0.03)	(0.05)	(0.07)	(0.03)
Total Assets	2,814,837	2,882,936	2,489,118	2,900,186	1,411,412	2,206,409	1,653,750	2,275,335	3,207,417

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through the issuance of common shares. The Company commenced to commercialize its generic and OTC products during the second half of 2015 but has not been able to generate positive cash flows from its operating activity yet. Management anticipate that additional financings or capital requirements to fund the current commercial operations and working capital will be required to grow the business to a sustainable level.

Cash flows

Sources and Uses of Cash:

	Nine Months Ended	Nine Months Ended
	September 30, 2018	September 30, 2017
	$	$
Cash used in operating activities	(1,459,222)	(1,204,555)
Cash used in investing activities	(125,833)	-
Cash provided by financing activities	1,325,936	853,099

Cash and Cash Equivalents, closing balance	300,614	76,026

There is an overall cash outflow of $259,119 for the nine months ended September 30, 2018 compared to cash inflow of $351,456 in comparable period in 2017. The increase of cash used in operating activities is the result of business growth and expanding of commercial activity compared to 2017. In addition, the Company made cash payments totaling $100,000 related to the HealthTab acquisition during the nine months ended September 30, 2018.

Funding Requirements

Management devotes financial resources to the Company’s operations, sales and commercialization efforts, regulatory approvals and business development. The Company will require cash to support working capital.

The future funding requirements will depend on many factors including:

-the extent to which we will be commercially successful in launching our new OTC and Generic products

-to the extent of liquidation of the existing inventory of Generics and OTCs

-the size, cost and effectiveness of our sales and marketing program, distributions and marketing arrangements.

As at September 30, 2018, the Company had working capital of $1,058,460 (December 31, 2017: $1,272,259). We believe that our cash on hand, the expected future cash inflows from the sale of our products, net proceeds from the warrants exercised, if any, may not be sufficient to finance our working capital within the next 6-9 months. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements.

DISCLOSURE OF OUTSTANDING SHARE DATA

The following table summarizes the Company’s outstanding share capital as at report date:

Reporting date

Common Shares	39,065,998
Stock Options	2,670,000
Stock Warrants	10,821,961

COMMITMENTS AND AGREEMENTS

Leased premises

The Company has entered into contracts for leased premises, which expire in 2018.  In September 2017, the Company extended the lease.  Total future minimum lease payments under these contracts are as follows:

September 30, 2018
$
Within 1 year	38,865
2 – years	64,127
102,992

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our consolidated financial statements are prepared in accordance with IFRS. These accounting principles require the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection recoverability of inventories, reporting of revenue recognition, bad debt and doubtful accounts, income taxes, accounting for stock-based compensation expense, and commitments and contingencies.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, stock-based compensation and fair value measurements of financial instruments. These and other significant accounting policies are described more fully in Note 2 and 3 of our quarterly consolidated financial statements for the three and nine months ended September 30, 2018.

Inventory valuation

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. In determining net realizable value, the Company considers such factors as turnover, historical experience, expiry dates and shelf life of the products. A change to these assumptions could impact the Company’s inventory valuation and gross margin. Provision is calculated based on the expiry date. The Company attempts to sell products with short shelf life with significant rebates. Any unsold products with short shelf life and expired products are written-off.

Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts, incentives, and rebates and returns are made based upon historical experiences.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain equipment.

Intellectual property

The recoverability of the carrying value of the intellectual property is dependent on successful development and commercial stage to the point where revenue is possible. The carrying value of these assets is reviewed by management when events or circumstances indicate that its carrying value may not be recovered. If impairment is determined to exist, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of operations and comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued. Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

CHANGES IN ACCOUNTING STANDARDS

IFRS 9 – Financial Instruments

The Company adopted IFRS 9, which replaced IAS 39 – Financial Instruments: Recognition and Measurement, in its consolidated financial statements beginning January 1, 2018.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities, however it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

Under IFRS 9 there are three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit and lost (“FVTPL”). The classification of financial assets under IFRS 9 is based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

IFRS replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ model. The new impairment model applies to financial assets measure at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

The adoption of IFRS 9 did not have a material impact on the Company’s consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the goods or services. The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations. IFRS 15 is effective for reporting periods beginning on or after January 1, 2018 with early application permitted. The adoption of IFRS 15 did not have a material impact on the Company’s consolidated financial statements.

NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS NOT YET EFFECTIVE

The following is an overview of accounting standard changes that the Company will be required to adopt in future years.

IFRS 16 Leases

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for reporting periods beginning on or after January 1, 2019. The Company is in the process of assessing the impact of this pronouncement. The extent of the impact has not yet been determined.

Other new standards or amendments are either not applicable or not expected to have a significant impact on the Company’s consolidated financial statements.

FINANCIAL INSTRUMENTS AND RISKS

Operational Risk Factors

Limited Operating History

There is no assurance that AVRICORE will earn profits in the future, or that profitability will be sustained. Operating in the pharmaceutical and biotechnology industry requires substantial financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue AVRICORE business development and marketing activities. In case AVRICORE does not have sufficient capital to fund its operations, the management may be required to restructure the operations.

Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business.

Development of Technological Capabilities

The market for AVRICORE’s products is characterized by changing technology and continuing process development. The future success of Company’s business will depend in large part upon our ability to maintain and enhance the Company’s technological capabilities, develop and market products and services which meet changing customer needs and successfully anticipate or respond to technological changes on a cost effective and timely basis. Although we believe that Company’s operations provide the products and services currently required by our customers, there can be no assurance that the Company’s process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render AVRICORE’s products or services uncompetitive. If AVRICORE needs new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments.

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. The Company derives over 88% of its gross sales from four major national distributors for the nine months ended September 30, 2018. The ability of the Company to sustain operations is dependent on the continued operation of these customers. The launch of new OTC products diversifies the Company’s portfolio and reduces the risk of the economic dependence.

Financial Instruments and Risk Management

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and asset acquisition liability. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable, but does not require collateral.

The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

Approximately 47% of trade receivables are due from one customer at September 30, 2018 (December 31, 2017 – 35% from one customer).

Pursuant to their collective terms, accounts receivable were aged as follows:

	September 30, 2018	December 31, 2017
	$	$
0 – 30 days past due	38,291	274,755
31 – 60 days past due	38,606	7,055
61 – 90 days past due	35,084	15,387
Over 90 days past due	93,214	128,087
	205,195	425,284

As at September 30, 2018, the allowance for doubtful accounts receivable was $50,765 (December 31, 2017 – $59,045).

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at September 30, 2018, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities of $204,778 (December 31, 2017 - $302,089) and asset acquisition liability of $Nil (December 31, 2017 - $100,000).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company is not exposed to significant interest rate risk.

RELATED PARTY TRANSACTIONS

Related party transactions are shown below:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
			$	$
Accounting fees	19,333	-	44,333	-
Management and consulting fees	-	51,000	-	134,900
Salaries and benefits	68,599	-	222,730	-
Share-based compensation	(17,256)	23,018	266,867	115,875
	70,676	74,018	533,930	250,775

As at September 30, 2018, there was $nil (December 31, 2017 - $13,152) due to related parties included in accounts payable and accrued liabilities.

Salaries and benefits are paid to Mr. Bob Rai, Chief Executive Officer and Director and Mr. Mark Kunzli, Executive Vice President.

Accounting fees are paid to a company controlled by Mr. Dong Shim, outgoing Chief Financial Officer and to a company of which incoming Chief Financial Officer is employee.

Share-based compensation relates to stock options granted and vested to management and directors of the Company during the three and nine months ended September 30, 2018.

All related party transactions were in the normal course of business operations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, which would require disclosure.